SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 23, 2009

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:                                        Novartis AG Announces Results for the First Quarter of 2009

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT TRIMESTRIEL   •   QUARTALSBERICHT

Pharmaceuticals delivers strong underlying growth in first quarter of 2009 as Novartis continues to rejuvenate product portfolio

•      Group’s strong operational performance led by Pharmaceuticals net sales growth of 12% in local currencies on rapid expansion of recently launched products

•      R&D progress led by first approvals of anti-cancer medicine Afinitor and Ixiaro, a vaccine against Japanese encephalitis; key development projects advancing well

•      Q1 2009 reported results include significant negative currency impact:

•      Net sales of USD 9.7 billion (–2%, but +8% in local currencies, or lc) driven by underlying Pharmaceuticals expansion; Sandoz up 4% lc on sustained growth in many regions

•      Operating income of USD 2.3 billion down 6%, but rises 7% excluding adverse currencies (-11 percentage points) and exceptional items in both periods

•      Net income of USD 2.0 billion falls 14%, includes effects in 2009 first quarter of lower average net liquidity and Alcon financing costs

•      Basic EPS of USD 0.87 in first quarter of 2009 vs. USD 1.02 in 2008 period

•      Novartis expects strong operational performance in 2009, but a continuation of recent currency rates could more than offset underlying profit improvements

Key figures – Continuing operations

First quarter

	Q1 2009			Q1 2008			% change

	USD m		% of net sales	USD m		% of net sales	USD	lc
Net sales	9 709			9 909			-2	8
Operating income	2 347		24.2	2 488		25.1	-6
Net income	1 975		20.3	2 308		23.3	-14
Basic earnings per share	USD	0.87		USD	1.02		-15

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, April 23, 2009 — Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said: “New products fueled ongoing momentum in Pharmaceuticals in the first quarter of 2009, and the fundamentals of the business remain positive. R&D projects are progressing well, and I am pleased with the first approvals of Afinitor, offering hope to advanced kidney cancer patients, and the Ixiaro vaccine against Japanese encephalitis. The uncertain economy and currency market volatility create an opportunity to continue to enhance productivity and manage costs. Our aim in 2009 remains to again deliver record underlying net sales and earnings excluding currency effects.”

OVERVIEW

Pharmaceuticals led the Group’s healthcare portfolio in the first quarter of 2009, with the division’s net sales up 12% in local currencies. Sustained expansion of recently launched products rejuvenated the Pharmaceuticals portfolio and led to market share gains in 11 of the top 15 countries. The benefits of R&D investments were reaffirmed with the first regulatory approval of the anti-cancer medicine Afinitor in the US as well as the US and European approvals of the new Ixiaro vaccine against Japanese encephalitis. Good progress was achieved in a number of the Group’s development projects.

The solid underlying performance was offset in reported results by the effect of a stronger US dollar (the Group’s reporting currency), with net sales reduced by 10 percentage points and operating income by 11 percentage points, and was also impacted by weaker performances in OTC and Animal Health, due to the global economic crisis.

As a result, net sales rose 8% in local currencies in the first quarter, but fell 2% in US dollars to USD 9.7 billion. Higher sales volumes provided eight percentage points of growth over the 2008 quarter, but this could not overcome the 10 percentage points lost to negative currency movements. Net price changes and acquisitions had no impact.

Operating income fell 6% to USD 2.3 billion, which included currency losses along with sustained Pharmaceuticals investments, reduced contributions from Sandoz and higher one-time gains in 2008. However, operating income rose 7% when adjusted for currencies, exceptional items and the amortization of intangible assets in both periods.

Net income declined 14% to USD 2.0 billion, also hurt by currencies. A drop in average net liquidity and financing costs for the 25% Alcon stake, which was acquired in 2008, further reduced non-operating income in the 2009 quarter. Basic earnings per share (EPS) were USD 0.87 in the 2009 first quarter compared to USD 1.02 in the 2008 period.

Targeting sustainable growth in a challenging environment

Novartis continues its focus in 2009 on driving sustainable growth from its broad healthcare portfolio in a challenging environment, one in which the demand for medicines continues to rise.

Following a consistent strategy paired with disciplined execution, Novartis is committed to selectively strengthen its businesses, step up investments in innovation and expand in high-growth markets while improving organizational efficiency. These are particularly important to ensure Novartis, which also benefits from its sound financial position, emerges stronger and more competitive when economic conditions start to improve.

Novartis believes it has an excellent portfolio to address the fast-changing and complex needs of patients and societies worldwide. The Group is building on leadership, expertise and synergies in innovative medicines as well as high-quality cost-effective generic drugs, preventive vaccines and diagnostics, and consumer health products.

In Pharmaceuticals, recently launched products are increasingly driving growth, providing USD 0.9 billion of net sales in the first quarter in 2009 and representing 14% of net sales compared to 8% in the 2008 quarter. Major R&D investments are being made to accelerate the highly rated pipeline, spurred on by the first worldwide approval of Afinitor in the US. More than 130 regulatory submissions are planned for the US, Europe and Japan between 2009 and 2011, while decisions are pending for 2008 submissions that included QAB149 (COPD) and Ilaris (formerly ACZ885, Muckle-Wells Syndrome).

Vaccines and Diagnostics has built a platform for growth while advancing a pipeline led by the 2009 approvals of Ixiaro in the US and Europe and progress in the two late-stage meningitis vaccines. Menveo (serogroups A,C,W,Y) is awaiting first regulatory decisions in the US and Europe after submissions in 2008 for initial use in people from ages 11 to 55, while the MenB vaccine in late-stage trials has the potential to be the first of its kind.

Major initiatives are also underway to return Sandoz, the world’s second-largest generics company, to higher growth rates and profitability. Key to this is resolving challenges in the US while accelerating the solid growth seen in the rest of the world. New global and US leadership teams are aiming to increase the contribution of new product launches and address all FDA concerns about a US manufacturing site that is being remediated. Globally, Sandoz is expanding in emerging markets and accelerating development of higher-value generics.

Consumer Health is maximizing the value of trusted brands and seeking to achieve above-market growth. While CIBA Vision expands with new product launches, OTC and Animal Health are addressing difficult consumer trends amid recessions in some regions, particularly the US, through renewed efforts on innovation and marketing excellence.

Expansion in targeted high-growth markets continues with a long-term perspective. Net sales in the top six emerging markets rose 23% lc to USD 846 million in the 2009 first quarter, with only limited signs to date of an adverse impact from global economic conditions.

Novartis is also integrating the drive for greater productivity and increased efficiency into the Group’s operations, improving efficiency and speed while freeing up resources to focus on customers and growth initiatives. Forward, the Group-wide project launched in late 2007, is ahead of schedule, delivering USD 329 million of incremental savings in the 2009 first quarter. The program is set to exceed the 2009 cost savings goal of USD 1.3 billion, and the 2010 savings goal of USD 1.6 billion (compared to 2007).

Group outlook

(Barring any unforeseen events)

Novartis expects continued strong underlying momentum, with Group net sales growing in 2009 at a mid-single-digit rate and Pharmaceuticals net sales growing at a mid- to high-single-digit rate, both in local currencies. Improvements in underlying operating and net income to record levels in 2009, however, could very well be more than offset in reported results by currency-related losses if recent exchange rates continue during the year.

BUSINESS REVIEW

First quarter

Net sales

	Q1 2009	Q1 2008	% change
	USD m	USD m	USD	lc
Pharmaceuticals	6 433	6 264	3	12
Vaccines and Diagnostics	247	280	-12	-2
Sandoz	1 726	1 906	-9	4
Consumer Health continuing operations	1 303	1 459	-11	1
Net sales from continuing operations	9 709	9 909	-2	8

Pharmaceuticals: USD 6.4 billion (+3%, +12% lc)

Providing 66% of the Group’s net sales, Pharmaceuticals achieved 12% growth in local currencies thanks to double-digit growth in all regions and recently launched products nearly doubling their contribution from the year-ago quarter. The US (USD 2.2 billion, +13%) reaffirmed the return to growth seen in 2008. Japan (USD 724 million, +14% lc) was among the leading regions and benefited from the approval and launch of four new medicines (Co-Diovan, Lucentis, Xolair and Tasigna) in the 2009 quarter. Launches also underpinned Europe (USD 2.3 billion, +11% lc). The six emerging markets of Brazil, China, India, Russia, South Korea and Turkey (USD 550 million, +20% lc) grew strongly.

Thanks to ongoing geographic rollout and improving reimbursement levels, recently launched products – led by Lucentis, Exelon Patch, Exforge, Exjade, Reclast/Aclasta, Tekturna/Rasilez and Tasigna – delivered USD 872 million of sales in the 2009 quarter, up 94% lc over the 2008 quarter. These products provided eight percentage points of the 12% lc sales growth in the 2009 first quarter while also representing 14% of the division’s net sales compared to 8% in the 2008 period.

All therapeutic franchises grew in local currencies. Oncology (USD 2.0 billion, +13% lc) ranked as the largest, led by Gleevec/Glivec (USD 894 million, +13% lc), Femara (USD 286 million, +15% lc) and Zometa (USD 342 million, +10% lc). Cardiovascular (USD 1.7 billion, +14% lc) strategic portfolio gains came from the new high blood pressure medicines Exforge (USD 136 million) and Tekturna/Rasilez (USD 52 million) as well as ongoing global expansion of Diovan (USD 1.4 billion, +7% lc), particularly outside the US.

Vaccines and Diagnostics: USD 247 million (–12%, –2% lc)

The modest decline in local currencies mainly reflected lower sales of TBE (tick-borne encephalitis) vaccines due to the weather-related late start of the European vaccination season in 2009. Seasonal influenza vaccine sales resumed in the Southern Hemisphere.

Sandoz: USD 1.7 billion (–9%, +4% lc)

All regions outside the US showed solid growth in local currencies, particularly Central and Eastern Europe (+18% lc) and Asia-Pacific (+28% lc). Germany (+2% lc) gained market share and improved its leadership position. The US fell 3%, a smaller decline than in recent quarters, and largely a consequence of lost sales from approved products that have been blocked for distribution since 2008 as part of an FDA review of a US manufacturing site as well as price erosion.

Consumer Health: USD 1.3 billion (–11%, +1% lc)

CIBA Vision rose on the momentum of new contact lens products and market segment gains. OTC sales were lower due to decelerating growth in some emerging markets and reduced demand for branded OTC products in the US, while Animal Health sales were down slightly on a slowdown in the companion animal business.

Operating income

	Q1 2009		Q1 2008		Change

	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	2 062	32.1	2 096	33.5	-2
Vaccines and Diagnostics	-67		-53
Sandoz	291	16.9	345	18.1	-16
Consumer Health continuing operations	235	18.0	262	18.0	-10
Corporate Income & Expense, net	-174		-162
Operating income from continuing operations	2 347	24.2	2 488	25.1	-6

Pharmaceuticals: USD 2.1 billion (–2%)

Strong business expansion and increased productivity provided underlying operating income growth of 11%, which was roughly in line with the 12% lc net sales expansion. These operating income gains were more than offset by the adverse impact of currencies (–10 percentage points) and higher exceptional items in the 2008 quarter (–3 percentage points). As a result, reported operating income in US dollars fell 2% and the operating margin declined to 32.1% of net sales from 33.5% in the 2008 quarter. Other revenues fell 0.9 percentage points, mainly from the end of Betaseron® royalty receipts in late 2008, while Cost of Goods Sold rose 0.8 percentage points on higher royalty payments made for some products. However, Marketing & Sales costs fell 0.9 percentage points as productivity gains more than offset sustained strong investments in new product launches around the world. R&D investments were unchanged at 20.9% of net sales.

Vaccines and Diagnostics: USD –67 million

Major investments were made in the competitive vaccines development pipeline, while the year-ago quarter included an exceptional settlement gain of USD 49 million. Adjusted operating income, excluding exceptional items and the amortization of intangible assets in both periods, was USD 11 million in the 2009 first quarter compared to an adjusted operating loss of USD 20 million in the year-ago quarter.

Sandoz: USD 291 million (–16%)

Reduced contributions from the US and negative currency movements of about 12 percentage points more than outweighed productivity gains and growth in key markets. Cost of Goods Sold rose 3.3 percentage points as a percent of net sales compared to the 2008 quarter on changes to product mix largely due to the lack of US product launches, while Marketing & Sales and R&D supported geographic expansion and product development, particularly in difficult-to-make generics such as biosimilars.

Consumer Health: USD 235 million (–10%)

Reported results were significantly hurt by unfavorable currency movements, with growth of 9% excluding currency changes. Consumer Health achieved productivity gains, particularly at CIBA Vision, and a higher gross margin, thus enabling higher R&D investments for new products.

Corporate Income & Expense, net

Among reasons for higher net corporate expenses in the 2009 quarter were increases in pension expenses and additional product liability costs.

FINANCIAL REVIEW

First quarter

	Q1 2009	Q1 2008	Change

	USD m	USD m	USD m	%
Operating income from continuing operations	2 347	2 488	-141	-6
Income from associated companies	83	137	-54	-39
Financial income	-48	148	-196	-132
Interest expense	-86	-57	-29	51
Taxes	-321	-408	87	-21
Net income from continuing operations	1 975	2 308	-333	-14
Net income from discontinued Consumer Health operations		15	-15
Total net income	1 975	2 323	-348	-15

Income from associated companies

The 25% Alcon stake provided net income of USD 12 million in the 2009 quarter, as the anticipated share of Alcon’s net income and a positive adjustment from reported results in 2008 more than offset amortization charges. However, reduced income from Roche was largely due to a negative adjustment of USD 40 million from Roche’s reported 2008 results that were below expectations. Overall, income from associated companies fell to USD 83 million in the 2009 quarter from USD 137 million the 2008 period.

Financial result, net

Average net liquidity in the 2009 first quarter fell to net debt of USD 1.8 billion from net liquidity of USD 6.4 billion in 2008, reflecting the mid-2008 purchase of the Alcon stake. Currency losses and reduced financial income, which was due to less liquidity as a result of the Alcon acquisition, contributed to the fall of USD 196 million in financial income. Interest expense rose to USD 86 million, reflecting an additional expense of USD 50 million in the 2009 first quarter due to the US dollar bond issued in early 2009 and the Swiss franc bonds issued in mid-2008.

Taxes

The tax rate (taxes as a percentage of pre-tax income) fell to 14.0% from 15.0% in the first quarter of 2008, and in line with the 14.1% tax rate for the full year in 2008.

Net income from continuing operations

Lower contributions from the operating businesses and reduced non-operating income in the 2009 quarter were among factors for the 14% decline in net income from continuing operations to USD 2.0 billion from USD 2.3 billion in the year-ago period.

Basic earnings per share

Basic earnings per share (EPS) from continuing operations were USD 0.87 per share in 2009, down from USD 1.02 in the 2008 period, in line with the decline in net income.

Balance sheet

Total assets fell slightly to USD 78.0 billion at the end of the 2009 first quarter from USD 78.3 billion at the end of 2008, mainly from a decrease of USD 1.9 billion in non-current assets to USD 55.5 billion due to the stronger US dollar.

The Group’s equity declined by USD 4.2 billion to USD 46.2 billion at the end of the 2009 first quarter from USD 50.4 billion at the end of 2008. Recognized income and expenses were down to USD 0.2 billion as net income of USD 2.0 billion for the 2009 quarter was more than offset by USD 0.7 billion in actuarial losses on pension plans, USD 1.4 billion in currency translation losses, and USD 0.1 billion of negative fair value adjustments on financial instruments and other factors. A net total of USD 0.2 billion in treasury shares were repurchased in the first quarter of 2009, but no transactions have taken place on the second trading line since this program was suspended in April 2008 following the announcement of the Alcon transaction. The dividend payment distributed in the first quarter of 2009 amounted to USD 3.9 billion, an 18% increase in US dollars from the 2008 dividend payment of USD 3.3 billion.

The Group’s debt/equity ratio increased to 0.25:1 at the end of the first quarter from 0.15:1 at the end of 2008, reflecting the financing program started in the first quarter with the successful issuance of a USD 5 billion bond (two tranches) in the US. At the end of the 2009 first quarter, financial debt of USD 11.5 billion consisted of USD 4.5 billion in current and USD 7.0 billion in non-current liabilities.

Credit agencies reduced their ratings for Novartis in April 2008, citing expected financing requirements for Alcon while supporting the transaction’s strategic intentions. Moody’s rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor’s had a rating of AA- and A-1+, for long-term and short-term maturities, respectively. Fitch had a long-term rating of AA and a short-term rating of F1+. These agencies maintained a “stable” outlook.

Cash flow

Cash flow from continuing operating activities rose 16% to USD 2.0 billion in the first quarter, driven by the underlying business expansion as well as lower tax payments in the 2009 quarter compared to the prior-year period. Operating cash flow in the 2008 first quarter also included restructuring payments for the Forward initiative.

A substantial amount of the proceeds from the USD 5 billion bond were reinvested into marketable securities in the first quarter of 2009, resulting in the swing in cash flow related to investing activites to an outflow of USD 2.8 billion from an inflow of USD 3.4 billion in the 2008 quarter. Cash inflows from financing activities were a net USD 0.5 billion as the USD 5 billion of proceeds from the bond was offset by the dividend payment of USD 3.9 billion and other items totaling USD 0.6 billion.

Overall liquidity increased to USD 7.8 billion at the end of the 2009 first quarter from USD 6.1 billion at the end of 2008. Taking into account the debt raised in 2009, net debt increased to USD 3.6 billion at the end of the first quarter from net debt of USD 1.2 billion at the end of 2008 and net liquidity of USD 4.4 billion at the end of the 2008 first quarter.

PHARMACEUTICALS PRODUCT REVIEW

Note: Net sales growth data refer to 2009 performance in local currencies.

Diovan (USD 1.4 billion, +7% lc), the world’s top-selling branded medicine for high blood pressure, achieved 10% lc growth in key regions outside the US that represented nearly 60% of total sales. Japan delivered dynamic growth for the Diovan franchise ahead of the March 2009 introduction of Co-Dio, a single-pill combination with a diuretic that gained approval in January. In the US, Diovan rose 3% as growth was hampered by inventory reductions among some wholesalers, but maintained its leading 40% share of the angiotensin receptor blockers (ARB) segment.

Gleevec/Glivec (USD 894 million, +13% lc), a targeted therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), was a top driver of incremental sales growth in the first quarter based on leadership positions in treating these cancers. Gleevec was approved as the first post-surgery (adjuvant setting) therapy for GIST in the US (December 2008) and in Switzerland (February 2009), and also recommended for approval in Europe (March 2009). Data on these benefits in adjuvant GIST patients were published in “The Lancet” medical journal.

Zometa (USD 342 million, +10% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, has seen renewed expansion from improved compliance for existing indications as well as landmark data presented in 2008 showing a significant anticancer benefit. In February 2009, “The New England Journal of Medicine” published these data showing Zometa reduces the risk of cancer recurrence or death in premenopausal women with hormone-sensitive, early-stage breast cancer. More studies are underway to review other potential anticancer benefits of Zometa.

Femara (USD 286 million, +15% lc), an oral therapy for women with hormone-sensitive breast cancer, maintained strong growth leading to sustained market segment gains in the US, Europe and Japan. The entry of generic competition in some markets in 2008, including some European countries, has had a modest impact on global growth.

Sandostatin (USD 258 million, +6% lc), for acromegaly and neuroendocrine tumors of the gastrointestinal tract and pancreas, benefited from an increasing use of Sandostatin LAR, the once-monthly version that accounts for over 85% of net sales. New data from a Phase III study presented in January showed patients with metastatic neuroendocrine tumors of the midgut who received Sandostatin LAR had significantly increased time to tumor progression compared with those given a placebo.

Lucentis (USD 229 million, +43% lc), a biotechnology eye therapy approved in more than 80 countries, has become a leader in its segment as the only treatment proven to maintain and improve vision in patients with “wet” age-related macular degeneration, a leading cause of blindness in people over age 50. Broad sales expansion has been seen in Europe since the first launch in early 2007, while Lucentis was approved and launched in Japan in the 2009 first quarter. Enrollment has been completed for a Phase III trial in diabetic macular edema (DME) and a regulatory submission in Europe is still expected for 2010. Genentech holds the US rights to this medicine.

Exelon/Exelon Patch (USD 203 million, +21% lc), a therapy for mild to moderate forms of Alzheimer’s disease dementia and also dementia linked with Parkinson’s disease, has benefited from the late 2007 launch of Exelon Patch, a novel skin patch, that has led to significant market segment gains in the US and other countries.

Exforge (USD 136 million, +114% lc), a single-pill high blood pressure medicine with the angiotensin receptor blocker Diovan (valsartan) and calcium channel blocker amlodipine, continues to grow rapidly due to data underscoring its differentiated efficacy profile.

Exjade (USD 122 million, +24% lc), approved in over 90 countries as the only once-daily oral therapy for transfusional iron overload, received the first major approval for a new dose of 40 mg/kg in Switzerland, providing a new dose for high-risk patients needing more intensive iron chelation.

Reclast/Aclasta (USD 85 million, +128% lc), the first once-yearly infusion therapy for different kinds of osteoporosis, has shown dynamic growth thanks to increasing access to patient infusion centers and improving reimbursement levels. More than 5,700 infusion centers have been established in the US, more than double from early 2008. Known as Aclasta in Europe and Reclast in the US, this medicine has 100% reimbursement on US Medicare formularies and full reimbursement status in France, Germany and the UK.

Lotrel (USD 83 million, –13% lc, only US), a single-pill combination for high blood pressure, provides sales from higher doses with market exclusivity. Sales of lower doses fell after an “at risk” generics launch in 2007 despite a US patent still valid until 2017.

Myfortic (USD 73 million, +30% lc), a therapy for kidney transplant patients, has seen rapid growth thanks to its novel enteric-coated formulation of mycophenolic acid.

Xolair (USD 61 million, +77% lc, only Novartis sales), a biotechnology drug for moderate to severe allergic asthma, was approved and launched in Japan during the 2009 first quarter. It now has approvals in more than 60 countries worldwide. The Xolair Liquid formulation to ease administration was approved in Europe in February. In December 2008, Xolair was submitted for US and EU approval for use in children age 6 to less than 12 years old. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech’s Xolair US sales were USD 133 million in the first quarter of 2009.

Tekturna/Rasilez (USD 52 million, +97% lc), the first new type of high blood pressure medicine in more than a decade, has grown steadily in a competitive market, particularly in Europe, based on data affirming its ability to reduce blood pressure for over 24 hours and the potential to protect the heart and kidney, which is being studied in the ASPIRE HIGHER outcomes program. Rasilez HCT, a single-pill combination with a diuretic, is being launched in Europe after approval in January 2009. This combination is already available in the US as Tekturna HCT. Other single-pill combinations are in development, while a combination with Diovan was submitted for US approval at the end of 2008.

Tasigna (USD 35 million), a new second-line therapy for patients with a form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy, including Gleevec/Glivec, was approved and launched in Japan while growing in key markets. Tasigna shows the potential to become a leading therapy for newly diagnosed CML patients, with results expected in 2010 from a Phase III trial comparing it with Gleevec/Glivec. Submissions for third-line use of Tasigna in GIST patients are now planned by the end of 2009.

Galvus/Eucreas (USD 26 million), two new oral treatments for type 2 diabetes, have performed well in many European and Latin American markets after receiving approvals in early 2008 and late 2007, respectively. Galvus is the market leader in some Latin American countries due to its strong efficacy profile. Eucreas is a single-pill combination of Galvus with the oral anti-diabetes medicine metformin. Galvus has now been launched in over 30 countries, while Eucreas is now available in nearly 20 countries.

Extavia, for patients with some forms of multiple sclerosis (MS), has been launched in eight countries, including Germany and France, since the start of 2009 as part of the European rollout. Extavia is the same medicine as Betaferon®/ Betaseron®, which is marketed by Bayer Schering and was the first beta interferon therapy for MS. Novartis gained rights to its own branded version in agreements with Bayer Schering reached after Novartis fully acquired Chiron. Novartis plans to launch Extavia in the US in 2009.

R&D UPDATE

Pharmaceuticals

Afinitor (everolimus, RAD001), an oral inhibitor of the mTOR pathway, received its initial US approval in March as the first therapy for patients with advanced renal cell carcinoma (kidney cancer) after failure of treatment with sunitinib or sorafenib. It has also been submitted in Europe, Switzerland and Japan for this indication. Afinitor is being studied in many cancer types, with Phase III studies underway in neuroendocrine tumors (NET) and plans to initiate Phase III trials in breast and gastric cancer, tuberous sclerosis complex (TSC), hepatocellular carcinoma (HCC) and lymphoma. Submissions for Afinitor in advanced secretory carcinoid tumors, a form of NET, are also planned for 2009. Data from an early clinical study presented in January showed positive results in patients with advanced gastric cancer after failure of one or more prior treatments.

QAB149 (indacaterol), a bronchodilator for chronic obstructive pulmonary disease (an incurable condition with damaged lungs, usually from smoking), was accepted for US and European review after submissions in late 2008. Data from Phase III trials showed QAB149 has a fast onset of action and is more effective than standard bronchodilators over 24 hours with a good safety profile, even at doses higher than required for therapeutic effect. Further data from the Phase III program, which was finished in 2008, are planned to be made public at the American Thoracic Society meeting in May.

Ilaris (canakinumab, formerly ACZ885), a human antibody targeting IL-1 beta, has accelerated review status in a number of countries for its first submission for use in treating a group of rare auto-inflammatory diseases called Cryopyrin-Associated Periodic Syndromes (CAPS), which includes Muckle-Wells Syndrome. Submissions in the US, Switzerland and Europe were made already in December 2008 after data from two studies showed adults and children given Ilaris achieved rapid and long-lasting clinical remission. Priority review status has been granted in the US and Switzerland. Studies are underway in other areas, including gout, Systemic Juvenile Idiopathic Arthritis (SJIA) and type 2 diabetes.

FTY720 (fingolimod), a novel oral development therapy for multiple sclerosis, is on track for first submissions by the end of 2009. Initial results of the Phase III placebo-controlled FREEDOMS trials also are planned by year-end, while the FREEDOMS II trial is fully recruited. Data from TRANSFORMS, a one-year Phase III trial against beta interferon beta-1a (Avonex®), will be presented at the American Academy for Neurology meeting in April. Initial study results were made public in December 2008, showing the superior efficacy of FTY720 against Avonex® and a safety profile in line with previous experience.

SOM230 (pasireotide) is a somatostatin analogue in development for Cushing’s disease, acromegaly and carcinoid syndrome after resistance or intolerance to Sandostatin. Data from Phase II clinical studies show significant hormone reductions in Cushing’s disease and acromegaly patients, and achievement of partial or complete symptom control in patients with refractory/resistant carcinoid syndrome. A pivotal Phase II registration study in Cushing’s disease has completed enrollment. Phase III studies are currently underway in acromegaly and carcinoid syndrome refractory/resistant to Sandostatin.

LBH589 (panobinostat), a novel, highly potent and multi-targeted pan-deacetylase inhibitor, is currently enrolling patients in a pivotal third-line trial for Hodgkin’s lymphoma, which has been prioritized as the lead indication. As a result, regulatory submissions for cutaneous T-Cell lymphoma will not be pursued at this time.

PRT128 (elinogrel), an anti-clotting development compound, for which Novartis acquired rights in February from Portola Pharmaceuticals, has potential advantages over existing treatments due to its intravenous and oral dosage forms as well as an instant onset of action that is quickly reversible. Phase III trials are planned to begin in 2010. A Phase II study by Portola is underway in patients undergoing non-urgent surgery to repair a damaged blood vessel or to unblock a coronary artery (percutaneous coronary intervention). Further studies are planned in patients with acute coronary syndrome and other cardiovascular conditions.

Vaccines and Diagnostics

Ixiaro received approvals in the US in March and in Europe in April as a new vaccine to protect against Japanese encephalitis, a viral infection that results in up to 15,000 deaths annually and a potential threat for travelers to Asia as well as people living in the region. Developed in a strategic alliance with Intercell AG, Ixiaro won approval based on clinical data showing it was a well-tolerated, effective and convenient vaccine.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “expects,” “momentum,” “could,” “strategy,” “aim,” “could,” “targeting,” “committed,” “believes,” “pipeline,’ “planned,” “awaiting,” “potential,” “aiming,” “long-term prospective,” “schedule,” “set,” “goal,” “outlook,” “recommended for approval”, “risk,” “on track,” “expected,” “plans,” “accelerated review,” “priority review,” “will,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

July 16, 2009	Second quarter and first half 2009 results
October 22, 2009	Third quarter and first nine months 2009 results
January 2010	Fourth quarter and full-year 2009 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

First quarter

	Q1 2009	Q1 2008	Change

	USD m	USD m	USD m	%
Net sales from continuing operations	9 709	9 909	-200	-2
Other revenues	217	307	-90	-29
Cost of Goods Sold	-2 585	-2 648	63	-2
Of which amortization and impairments of product and patent rights and trademarks	-223	-246	23	-9
Gross profit	7 341	7 568	-227	-3
Marketing & Sales	-2 721	-2 815	94	-3
Research & Development	-1 694	-1 674	-20	1
General & Administration	-505	-519	14	-3
Other Income & Expense, net	-74	-72	-2	3
Operating income from continuing operations	2 347	2 488	-141	-6
Income from associated companies	83	137	-54	-39
Financial income	-48	148	-196	-132
Interest expense	-86	-57	-29	51
Income before taxes from continuing operations	2 296	2 716	-420	-15
Taxes	-321	-408	87	-21
Net income from continuing operations	1 975	2 308	-333	-14
Net income from discontinued Consumer Health operations		15	-15
Total net income	1 975	2 323	-348	-15
Attributable to:
Shareholders of Novartis AG	1 962	2 317	-355	-15
Non-controlling interests	13	6	7	117
Average number of shares outstanding – Basic (million)	2 265.9	2 267.5
Basic earnings per share (USD)(1)
– Continuing operations	0.87	1.02	-0.15	-15
– Discontinued operations	0.00	0.00	0.00
– Total	0.87	1.02	-0.15	-15
Average number of shares outstanding – Diluted (million)	2 282.8	2 272.7
Diluted earnings per share (USD)(1)
– Continuing operations	0.86	1.01	-0.15	-15
– Discontinued operations	0.00	0.01	-0.01
– Total	0.86	1.02	-0.16	-16

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statement of recognized income and expense (unaudited)

First quarter

	Q1 2009	Q1 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	1 975	2 308	-333
Fair value adjustments on financial instruments, net of taxes	-43	-90	47
Net actuarial losses from defined benefit plans, net of taxes	-665	-664	-1
Novartis share of equity recognized by associated companies, net of taxes	-67	-13	-54
Translation effects	-1 403	1 376	-2 779
Amounts related to discontinued operations		15	-15
Recognized income and expense	-203	2 932	-3 135
Attributable to:
Shareholders of Novartis AG	-212	2 927	-3 139
Non-controlling interests	9	5	4

Condensed consolidated balance sheets

	March 31, 2009	Dec 31,		March 31, 2008
	(unaudited)	2008	Change	(unaudited)
	USD m	USD m	USD m	USD m
Assets

Non-current assets
Property, plant & equipment	12 516	13 100	-584	13 499
Goodwill	10 946	11 285	-339	11 465
Other intangible assets	9 031	9 534	-503	10 385
Financial and other non-current assets	22 995	23 499	-504	14 682
Total non-current assets	55 488	57 418	-1 930	50 031
Current assets
Inventories	5 764	5 792	-28	6 241
Trade receivables	6 751	7 026	-275	6 883
Other current assets	2 128	1 946	182	2 313
Cash, short-term deposits and marketable securities	7 839	6 117	1 722	10 850
Total current assets	22 482	20 881	1 601	26 287
Total assets	77 970	78 299	-329	76 318
Equity and liabilities

Total equity	46 228	50 437	-4 209	49 266
Non-current liabilities
Financial debts	6 978	2 178	4 800	748
Other non-current liabilities	9 774	9 180	594	9 248
Total non-current liabilities	16 752	11 358	5 394	9 996
Current liabilities
Trade payables	3 262	3 395	-133	3 007
Financial debts and derivatives	4 474	5 186	-712	5 731
Other current liabilities	7 254	7 923	-669	8 318
Total current liabilities	14 990	16 504	-1 514	17 056
Total liabilities	31 742	27 862	3 880	27 052
Total equity and liabilities	77 970	78 299	-329	76 318

Condensed consolidated changes in equity (unaudited)

First quarter

	Q1 2009	Q1 2008	Change
	USD m	USD m	USD m
Consolidated equity at January 1	50 437	49 396	1 041
Recognized income and expense	-203	2 932	-3 135
Purchase/sale of treasury shares, net	-240	122	-362
Equity-based compensation	170	166	4
Dividends	-3 941	-3 342	-599
Changes in non-controlling interests	5	-8	13
Consolidated equity at March 31	46 228	49 266	-3 038

Condensed consolidated cash flow statements (unaudited)

First quarter

	Q1 2009	Q1 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	1 975	2 308	-333
Reversal of non-cash items
Taxes	321	408	-87
Depreciation, amortization and impairments	548	634	-86
Change in provisions and other non-current liabilities	79	87	-8
Net financial income	134	-91	225
Other	60	-80	140
Net income adjusted for non-cash items	3 117	3 266	-149
Interest and other financial receipts	333	451	-118
Interest and other financial payments	-29	-62	33
Taxes paid	-337	-510	173
Cash flow before working capital changes	3 084	3 145	-61
Payments out of provisions and other net cash movements in non-current liabilities	-262	-143	-119
Change in net current assets and other operating cash flow items	-869	-1 313	444
Cash flow from operating activities from continuing operations	1 953	1 689	264
Investments in property, plant & equipment	-368	-403	35
Change in investments in associated companies, financial assets, marketable securities and intangible assets	-2 474	3 837	-6 311
Cash flow from investing activities from continuing operations	-2 842	3 434	-6 276
Change in current and non-current financial debts	4 705	-409	5 114
Dividends paid to shareholders of Novartis AG	-3 931	-3 342	-589
Treasury share transactions	-240	142	-382
Other financing cash flows	-82	-80	-2
Cash flow from financing activities from continuing operations	452	-3 689	4 141
Cash flow from discontinued operations		51	-51
Translation effect on cash and cash equivalents	-26	86	-112
Change in cash and cash equivalents from continuing operations	-463	1 571	-2 034
Cash and cash equivalents at January 1 from continuing operations	2 038	5 360	-3 322
Cash and cash equivalents at March 31 from continuing operations	1 575	6 931	-5 356

Notes to the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2009 (unaudited)

1. Basis of preparation

These condensed interim consolidated financial statements for the three-month period ended March 31, 2009, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2008 Annual Report published on January 28, 2009. As of January 1, 2009, the Group adopted the revised IAS 1 Presentation of Financial Statements and IFRS 8 Operating Segments and IAS 23 Borrowing Costs. These new accounting standards did not have a significant impact on the Group’s Consolidated Financial Statements.

2. Selected critical accounting policies

The principal accounting policies of Novartis are set out in note 1 to the consolidated financial statements in the 2008 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 8 and 9 of the 2008 Annual Report, Novartis regularly reviews long-lived intangible and tangible assets, including identifiable intangible assets and goodwill for impairment. Goodwill and acquired In-Process Research & Development (IPR&D) projects not yet ready for use are subject to impairment review at least annually, or when events have occurred that require an assessment. As also discussed in notes 9 and 10 of the 2008 Annual Report, intangible assets and investments in associated companies are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments in associated companies, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

3. Acquisitions, divestments and significant transactions

The following significant transactions occurred during 2009 and 2008:

2009

Corporate – Novartis India Ltd.

On March 25, Novartis announced a tender offer to acquire an additional stake of up to approximately 39% in its majority-owned Indian subsidiary, Novartis India Ltd., from public shareholders. Successful completion of this offer (assuming full acceptance) would raise this stake to nearly 90% from the current level of 50.9%. The offer, which represents a total value of up to Rs 4.4 billion (or approximately USD 87 million), is expected to open in May 2009 and is subject to regulatory approvals.

Corporate – Issuance of US dollar bond

On February 5, Novartis issued a two-tranche bond totaling USD 5 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 4.125% five-year tranche totaling USD 2 billion was issued by the Group’s US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling USD 3 billion was issued by the Group’s Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

2008

Corporate – Issuance of Swiss franc bonds

On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (approximately USD 1.4 billion) in the Swiss capital market, with each listed on the SIX Swiss Exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

Corporate – Alcon

On April 7, Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire in two steps majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company only listed on the New York Stock Exchange. The potential total value of the two steps is up to approximately USD 39 billion. The first step was completed on July 7, 2008, when Novartis acquired an initial 24.8% stake in Alcon, representing 74 million shares, from Nestlé for USD 10.4 billion in cash. Alcon’s closing share price was USD 148.44 on April 4, the last trading day before the signing of this agreement. However, the investment reflects a price of USD 140.68 per share since the transaction price of USD 143.18 – which was determined by using Alcon’s volume-weighted average share price between January 7, 2008, and April 4, 2008 – was later reduced by approximately USD 2.50 per share to account for the dividend paid by Alcon in May 2008. Novartis has paid for this stake from internal cash reserves and external short-term financing.

In the optional second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181.00 per share, or up to approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at the time of exercise, but not exceeding USD 181.00 per share. Novartis has no obligation to buy the remaining 23% of shares held by Alcon minority shareholders.

The Group has determined that the put and call options represent contracts in a business combination to buy, sell or acquire at a future date, and are therefore exempt from recognition under IAS 39.

At March 31, 2009, Alcon’s share price on the New York Stock Exchange (NYSE) was USD 90.91 per share compared to USD 89.19 per share at December 31, 2008. Based on an evaluation of publicly available information about Alcon during the first quarter of 2009, no factors indicated that the “value in use” of this strategic investment to Novartis has fallen below the current carrying value of USD 140.58 per share. Further information, including assumptions used in determining the valuation of this investment as of December 31, 2008, is provided in the 2008 Annual Report and Form 20-F under “Critical Accounting Policies and Estimates.”

Pharmaceuticals – Speedel

On July 10, Novartis announced the all-cash purchase of an additional 51.7% stake in Speedel Holding AG (SIX: SPPN) through off-exchange transactions together with plans to buy all remaining shares in the Swiss biopharmaceuticals company in a mandatory public tender offer. Novartis now holds more than 99.8% of Speedel’s outstanding shares, and the process is continuing to delist Speedel’s shares on the SIX Swiss Exchange. The acquisition price for the 90.3% interest not previously held is approximately CHF 939 million (USD 888 million) excluding USD 26 million of cash held by Speedel as of the July acquisition date of majority control. Speedel has been fully consolidated as a subsidiary since the July acquisition of a majority stake. Based on a final purchase price allocation, Speedel’s identified net assets were USD 472 million, which resulted in goodwill of USD 493 million. As a result of this purchase price allocation, the value of the initial 9.5% stake rose by USD 38 million, which was recorded in the consolidated statement of recognized income and expense. The consolidation of Speedel resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 as well as the first quarter of 2009.

Pharmaceuticals – Protez

On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately held US biopharmaceuticals company, gaining access to PTZ601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant bacterial infections. Novartis paid in total USD 102 million in cash to acquire 100% of Protez, whose owners are eligible for additional payments of up to USD 300 million contingent upon the future success of PTZ601. Protez has been consolidated since the transaction completion on July 17. Based on the purchase price allocation, identified net assets from Protez amounted to USD 72 million, which resulted in goodwill of USD 30 million. The consolidation of Protez resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 as well as the first quarter of 2009.

Pharmaceuticals – Nektar pulmonary business

On October 21, Novartis agreed to acquire Nektar Therapeutics Inc.’s pulmonary business unit for USD 115 million in cash. In this transaction, which was completed on December 31, 2008, Novartis acquired research, development and manufacturing assets of Nektar’s pulmonary business unit, including tangible assets as well as intellectual property, intangible assets and related expertise. The full purchase price has been allocated to the net assets acquired with no residual goodwill.

4. Principal currency translation rates

First quarter

	Average rates Q1 2009 USD	Average rates Q1 2008 USD	Period-end rates March 31, 2009 USD	Period-end rates March 31, 2008 USD
1 CHF	0.870	0.937	0.872	1.004
1 EUR	1.303	1.499	1.324	1.579
1 GBP	1.434	1.979	1.431	1.987
100 JPY	1.070	0.950	1.018	1.003

5. Consolidated income statements – First quarter – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group

	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	6 433	6 264	247	280	1 726	1 906	1 303	1 459			9 709	9 909			9 709	9 909
Sales to other Divisions	45	53	10	3	63	63	10	15	-128	-134
Sales of Divisions	6 478	6 317	257	283	1 789	1 969	1 313	1 474	-128	-134	9 709	9 909			9 709	9 909
Other revenues	102	158	97	126	4	6	14	17			217	307			217	307
Cost of Goods Sold	-1 088	-1 007	-226	-260	-952	-990	-461	-525	142	134	-2 585	-2 648			-2 585	-2 648
Of which amortization and impairments of product and patent rights and trademarks	-80	-87	-70	-73	-54	-67	-19	-19			-223	-246			-223	-246
Gross profit	5 492	5 468	128	149	841	985	866	966	14		7 341	7 568			7 341	7 568
Marketing & Sales	-1 898	-1 902	-59	-57	-296	-337	-468	-519			-2 721	-2 815			-2 721	-2 815
Research & Development	-1 343	-1 310	-88	-86	-141	-162	-76	-73	-46	-43	-1 694	-1 674			-1 694	-1 674
General & Administration	-194	-182	-33	-40	-91	-103	-81	-90	-106	-104	-505	-519			-505	-519
Other Income & Expense	5	22	-15	-19	-22	-38	-6	-22	-36	-15	-74	-72		24	-74	-48
Of which amortization and impairments of capitalized intangible assets included in function costs	-25	-41	-6	-9	-3	-11			-1		-35	-61			-35	-61
Operating income	2 062	2 096	-67	-53	291	345	235	262	-174	-162	2 347	2 488		24	2 347	2 512
Income from associated companies											83	137			83	137
Financial income											-48	148			-48	148
Interest expense											-86	-57			-86	-57
Income before taxes											2 296	2 716		24	2 296	2 740
Taxes											-321	-408		-9	-321	-417
Net income											1 975	2 308		15	1 975	2 323

Additions to:
– Property, plant and equipment(1)	159	215	91	99	52	88	24	23	12	12	338	437			338	437
– Goodwill and other intangible assets(1)	127	37	5		1	4	3	2		1	136	44			136	44

(1) Excluding impact of business acquisitions

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance.

Litigation is inherently unpredictable and large verdicts do occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 19 in the Group’s consolidated financial statements in the 2008 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2008 Annual Report and includes information as of the 2009 first quarter:

Governmental investigations

The US Attorney’s Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis subsidiary in 2005. Novartis is cooperating with parallel civil and criminal investigations of the US Attorney’s Office into allegations of potential off-label promotion of the epilepsy therapy Trileptal. Settlement discussions covering civil and criminal investigations have commenced. However, at this time, given the nature of the discussions to date, Novartis is unable to assess with any reasonable certainty the likely outcome of these discussions.

Zometa/Aredia litigation

Novartis subsidiaries are defendants in approximately 605 cases brought in US courts. Plaintiffs claim to have experienced osteonecrosis of the jaw after having been treated with Zometa or Aredia, which are used in treating cancer that has spread to the bones. All purported class actions have been dismissed.

Zelnorm

Novartis subsidiaries are defendants in approximately 140 cases brought in US courts. Plaintiffs claim to have experienced cardiovascular injuries after having been treated with Zelnorm, a treatment for irritable bowel syndrome and chronic constipation. A purported national class action was filed against a Novartis subsidiary in Canada. A statement to defend was filed in this action.

Contact lenses patent litigation

Johnson & Johnson (J&J) filed suits seeking declaration that their Oasys® and Advance® products do not infringe CIBA Vision’s silicone hydrogel patents (Jump patents). CIBA Vision filed counter-claims for infringement of its Jump patents The trial on the Johnson & Johnson Oasys® product in the US began at the end of March 2009. Novartis has also filed infringement suits based on these patent rights in several European countries, including France, Germany, the Netherlands, Ireland, Italy, and the United Kingdom. In February, the court in the Netherlands, and in March, the court in France issued rulings holding that CIBA Vision’s patents were valid and infringed by J&J’s sales of Oasys® products. J&J appealed the ruling in the Netherlands, while the ruling in France is still subject to appeal.

Rembrandt

On April 17, 2009, CIBA Vision entered into an agreement with Rembrandt Vision Technologies, granting CIBA Vision a license under Rembrandt’s US Patent No. 5,712,327. As a result, the patent infringement suit filed by Rembrandt against CIBA Vision in October 2005 in a federal court in Texas is resolved, including all financial claims of Rembrandt for past and future commercialization of CIBA Vision’s silicon hydrogel lenses.

Lotrel

A number of generic companies have challenged a patent valid in the US until 2017 for so-called “high-dose” and “low-dose” formulations of Lotrel, a single-pill combination high blood pressure medicine. Novartis filed infringement lawsuits against these manufacturers to enforce the intellectual property rights of Novartis. In 2007, Teva launched “at risk” its low-dose generic versions of Lotrel. A request by Novartis to grant a preliminary injunction was denied. The trial against Teva is expected in the second half of 2010. Separately, Novartis and Par/Kali have settled disputes on high-dose and low-dose versions of Lotrel.

Famvir

Famvir, a therapy for viral infections, is the subject of patent litigation in the US. The active ingredient of this medicine is covered by a compound patent that expires in 2010 in the US. Novartis initiated litigation against Teva and Roxane for infringement of patents covering the compound and method of use. Teva launched “at risk” its generic version in 2007, and a request by Novartis to grant a preliminary injunction was denied. In February 2009, the judge denied Teva’s motion for summary judgment of the invalidity based on obviousness. Since the patent was not held invalid at this stage of the litigation, the case will continue to a full trial on its merits. A court date for the trial has not yet been scheduled. Roxane has also been added as co-defendant to the Teva litigation.

Wage and Hour litigation

A group of pharmaceutical sales representatives filed suit in a State Court in California and in a Federal Court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as “exempt” employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. In January 2009, the Court found the sales representatives are not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs have appealed the judgment.

Average Wholesale Price litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price and “best price”, which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. Discovery is ongoing in certain of these cases. Motions have been made to dismiss the complaint or for summary judgment in other cases. Novartis Pharmaceuticals Corp. was defendant in a trial in Alabama in 2008. The jury rendered a verdict against the Novartis subsidiary and imposed compensatory damages in the amount of USD 33 million. No punitive damages were awarded. The Novartis subsidiary has appealed the verdict. In a separate trial that took place in Alabama in February 2009, the jury rendered a verdict against a Sandoz subsidiary and awarded compensatory damages of USD 28 million and punitive damages of USD 50 million. The Novartis subsidiary will appeal the verdict.

Chiron/Fluvirin

The former Chiron Corporation, which Novartis acquired during 2006, was the subject of a number of legal proceedings arising out of Chiron’s inability to deliver its Fluvirin influenza vaccine to the US market for the 2004/05 flu season, including class-action lawsuits alleging breaches of securities laws and shareholder derivative lawsuits alleging breaches of fiduciary duties. The securities fraud class actions were settled in April 2006. On January 6, 2009, the US District Court for the Northern District of California issued an order approving the settlement. The decision is final.

Supplementary information

Non-IFRS disclosures

Net debt/liquidity and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt/liquidity is presented as additional information since management believes it is a useful indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information since management believes it is a useful indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions and business units. Free cash flow of the divisions and business units uses the same definition as for the Group. No dividends, tax or financial receipts or payments are included in the division and business unit calculations. The definition of free cash flow used by Novartis does not include payments made to increase investments in associated companies nor acquisitions of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Condensed consolidated change in liquidity (unaudited)

First quarter

	Q1 2009	Q1 2008	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	-463	1 571	-2 034
Change in marketable securities, financial debt and financial derivatives	-1 903	-4 607	2 704
Change in net debt/liquidity	-2 366	-3 036	670
Net debt/liquidity at January 1	-1 247	7 407	-8 654
Net debt/liquidity at March 31	-3 613	4 371	-7 984

Free cash flow(1) (unaudited)

First quarter

	Q1 2009	Q1 2008	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	1 953	1 689	264
Purchase of property, plant & equipment	-368	-403	35
Purchase of intangible and financial assets	-136	-78	-58
Sale of property, plant & equipment, intangible and financial assets	57	147	-90
Free cash flow from continuing operations before dividends	1 506	1 355	151
Dividends	-3 931	-3 342	-589
Free cash flow from continuing operations	-2 425	-1 987	-438
Free cash flow from discontinued operations		-71	71
Free cash flow	-2 425	-2 058	-367

(1)  The definition of free cash flow used by Novartis does not include payments made to increase investments in associated companies nor acquisitions of subsidiaries.

Share information

	March 31, 2009	March 31, 2008
Number of shares outstanding (million)	2 262.6	2 273.5
Registered share price (CHF)	43.08	50.90
ADS price (USD)	37.83	51.23
Market capitalization (USD billion)	85.0	116.2
Market capitalization (CHF billion)	97.5	115.7

Impact of impairment, intangible asset and restructuring charges and other significant exceptional items – First quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations

	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	2 062	2 096	-67	-53	291	345	235	262	-174	-162	2 347	2 488
Recurring amortization	95	101	76	81	57	78	19	19	1		248	279
Impairment of intangible assets	10	27		1							10	28
Intangible asset charges	105	128	76	82	57	78	19	19	1		258	307
Exceptional gains from divesting brands, subsidiaries and financial investments	-15	-115									-15	-115
Restructuring expenses	-13	39	2			4					-11	43
Impairment of property, plant & equipment	3	2			-1	2				4	2	8
Impairment of financial assets	1	15							3	5	4	20
Legal provisions, litigations and exceptional settlements				-49								-49
Release of pre-launch inventory provisions		-45										-45
Total significant exceptional items	-24	-104	2	-49	-1	6			3	9	-20	-138
Total adjustments	81	24	78	33	56	84	19	19	4	9	238	169
Adjusted operating income	2 143	2 120	11	-20	347	429	254	281	-170	-153	2 585	2 657
Adjusted return on net sales	33.3%	33.8%	4.5%	-7.1%	20.1%	22.5%	19.5%	19.3%			26.6%	26.8%
Income from associated companies											83	137
Recurring amortization related to income from associated companies, net of tax											139	34
Net financial income											-134	91
Taxes (adjusted for above items)											-390	-479
Adjusted net income from continuing operations											2 283	2 440
Adjusted net income attributable to shareholders											2 270	2 434
Adjusted basic earnings per share from continuing operations											USD 1.00	USD 1.07

Supplementary tables: First quarter 2009 – Net sales of top 20 pharmaceutical products (unaudited)

		US			Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies		USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	585	3		817	10	1 402	2	7
Gleevec/Glivec	Chronic myeloid leukemia	245	19		649	11	894	1	13
Zometa	Cancer complications	178	16		164	6	342	3	10
Femara	Breast cancer	131	13		155	17	286	6	15
Sandostatin	Acromegaly	106	6		152	6	258	-4	6
Lucentis	Age-related macular degeneration				229	42	229	17	43
Neoral/Sandimmun	Transplantation	26	-4		195	-1	221	-10	-1
Exelon/Exelon Patch	Alzheimer’s disease	78	32		125	16	203	8	21
Voltaren (Excl. OTC)	Inflammation/pain	1	-50		173	-6	174	-14	-6
Lescol	Cholesterol reduction	31	-14		110	-1	141	-10	-4
Top ten products total		1 381	9		2 769	10	4 150	1	10
Exforge	Hypertension	49	88		87	129	136	89	114
Comtan/Stalevo	Parkinson’s disease	51	13		72	22	123	8	18
Exjade	Iron chelator	43	0		79	39	122	12	24
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	92	8		21	23	113	7	11
Tegretol	Epilepsy	32	7		64	-12	96	-16	-7
Foradil	Asthma	4	0		87	7	91	-13	7
Reclast/Aclasta	Osteoporosis	59	111		26	163	85	118	128
Lotrel	Hypertension	83	-13				83	-13	-13
Tobi	Cystic fibrosis	50	9		24	5	74	1	7
Myfortic	Transplantation	29	38		44	26	73	14	30
Top 20 products total		1 873	11		3 273	13	5 146	3	12
Rest of portfolio		363	24		924	9	1 287	2	13
Total Division sales		2 236	13	(1)	4 197	12	6 433	3	12

(1) Four percentage points of the US growth rate in the first quarter of 2009 is related to new sales of everolimus to stent manufacturers.

First quarter – Pharmaceutical net sales by therapeutic area (unaudited)

	Q1 2009	Q1 2008	% change	% change
	USD m	USD m	USD	lc
Cardiovascular and Metabolism
Diovan	1 402	1 369	2	7
Exforge	136	72	89	114
Lotrel	83	95	-13	-13
Tekturna/Rasilez	52	28	86	97
Galvus	26	6	NM	NM
Total strategic franchise products	1 699	1 570	8	14
Mature products (including Lescol)	331	377	-12	-4
Total Cardiovascular and Metabolism products	2 030	1 947	4	11

Oncology
Gleevec/Glivec	894	888	1	13
Zometa	342	331	3	10
Femara	286	270	6	15
Sandostatin	258	269	-4	6
Exjade	122	109	12	24
Other	95	81	17	29
Total Oncology products	1 997	1 948	3	13

Neuroscience and Ophthalmics
Lucentis	229	195	17	43
Exelon/Exelon Patch	203	188	8	21
Comtan/Stalevo	123	114	8	18
Ritalin/Focalin	113	106	7	11
Tegretol	96	114	-16	-7
Trileptal	70	90	-22	-13
Other	162	196	-17	-6
Total strategic franchise products	996	1 003	-1	12
Mature products	88	105	-16	0
Total Neuroscience and Ophthalmics products	1 084	1 108	-2	12

Respiratory
Foradil	91	105	-13	7
Tobi	74	73	1	7
Xolair	61	39	56	77
Other	24	27	-11	10
Total strategic franchise products	250	244	2	18
Mature products	28	28	0	-4
Total Respiratory products	278	272	2	16

Immunology and Infectious Diseases
Neoral/Sandimmun	221	245	-10	-1
Reclast/Aclasta	85	39	118	128
Myfortic	73	64	14	30
Other	68	59	15	32
Total strategic franchise products	447	407	10	21
Mature products	221	239	-8	-3
Total Immunology and Infectious Diseases products	668	646	3	9

Additional products
Voltaren (excluding OTC)	174	202	-14	-6
Enablex/Emselex	52	46	13	15
Everolimus sales to stent manufacturers	69		NM	NM
Other	81	95	-15	-8
Total additional products	376	343	10	21

Total strategic franchise products	5 389	5 172	4	14
Total mature and additional products	1 044	1 092	-4	4
Total Division net sales	6 433	6 264	3	12

NM – Not meaningful

Net sales by region(1) (unaudited)

First quarter

	Q1 2009	Q1 2008	% change			Q1 2009	Q1 2008

	USD m	USD m	USD		local currencies	% of total	% of total
Pharmaceuticals
US	2 236	1 985	13	(2)	13	35	32
Europe	2 334	2 498	-7		11	36	40
Asia / Africa / Australasia	1 355	1 237	10		11	21	20
Canada and Latin America	508	544	-7		15	8	8
Total	6 433	6 264	3		12	100	100

Vaccines and Diagnostics
US	87	79	10		10	35	28
Europe	105	148	-29		-18	43	53
Asia / Africa / Australasia	41	47	-13		5	16	17
Canada and Latin America	14	6	133		153	6	2
Total	247	280	-12		-2	100	100

Sandoz
US	447	468	-4		-3	26	25
Europe	988	1 141	-13		4	57	60
Asia / Africa / Australasia	171	170	1		17	10	9
Canada and Latin America	120	127	-6		17	7	6
Total	1 726	1 906	-9		4	100	100

Consumer Health
US	421	419	0		1	32	29
Europe	587	712	-18		0	45	49
Asia / Africa / Australasia	194	209	-7		-1	15	14
Canada and Latin America	101	119	-15		5	8	8
Total	1 303	1 459	-11		1	100	100

Group
US	3 191	2 951	8		9	33	30
Europe	4 014	4 499	-11		7	41	45
Asia / Africa / Australasia	1 761	1 663	6		10	18	17
Canada and Latin America	743	796	-7		15	8	8
Total	9 709	9 909	-2		8	100	100

(1)  Net sales from operations by location of third party customer.

(2)  Four percentage points of the US growth rate in the first quarter of 2009 is related to new sales of everolimus to stent manufacturers.

Quarterly analysis for continuing operations (unaudited)

Key figures by quarter

	Q1 2009	Q4 2008	Change

	USD m	USD m	USD m	%
Net sales	9 709	10 077	-368	-4
Operating income	2 347	1 680	667	40
Financial income	-48	58	-106	-183
Interest expense	-86	-76	-10	13
Taxes	-321	-252	-69	27
Net income	1 975	1 507	468	31

Net sales by region

	Q1 2009	Q4 2008	Change

	USD m	USD m	USD m	USD %
US	3 191	3 264	-73	-2
Europe	4 014	4 154	-140	-3
Asia / Africa / Australasia	1 761	1 847	-86	-5
Canada and Latin America	743	812	-69	-8
Total	9 709	10 077	-368	-4

Net sales by division

	Q1 2009	Q4 2008	Change

	USD m	USD m	USD m	USD %
Pharmaceuticals	6 433	6 430	3	0
Vaccines and Diagnostics	247	491	-244	-50
Sandoz	1 726	1 804	-78	-4
Consumer Health continuing operations	1 303	1 352	-49	-4
Total	9 709	10 077	-368	-4

Operating income by division

	Q1 2009	Q4 2008	Change

	USD m	USD m	USD m	%
Pharmaceuticals	2 062	1 562	500	32
Vaccines and Diagnostics	-67	26	-93	-358
Sandoz	291	200	91	46
Consumer Health continuing operations	235	190	45	24
Corporate Income & Expense, net	-174	-298	124	-42
Operating income from continuing operations	2 347	1 680	667	40
Discontinued Consumer Health operations		12	-12
Total	2 347	1 692	655	39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 23, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting